February 19, 2026

Harish Dadoo Gonz  lez
Chief Executive Officer
AmperCap Acquisition Co
12 East 49th Street,18th Floor
New York, NY, 10017

        Re: AmperCap Acquisition Co
            Draft Registration Statement on Form S-1
            Submitted January 21, 2026
            CIK No. 0002101393
Dear Harish Dadoo Gonz  lez:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Jessica Yuan